UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

EuroDry Ltd.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

Y23508 107

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 9 Pages

SCHEDULE 13D

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 670,107 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 670,107 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 670,107 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Fund VI, LLC (the “Fund”), which is the registered holder of the Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of EuroDry Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Fund currently holds (a) 180,000 Common Shares of EuroDry Ltd. and (b) Series B Preferred Shares that are initially convertible into 490,107 Common Shares of EuroDry Ltd.
(2)	Based on (a) 2,254,825 Common Shares of EuroDry Ltd. outstanding as of April 30, 2018 as reported by EuroDry Ltd. in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 8, 2018, and (b) 490,107 Common Shares of EuroDry Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

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Item 1.	Security and Issuer.

This Statement relates to Common Shares, $0.01 par value (the “Common Shares”), of EuroDry Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). The Issuer’s principal executive offices are located at 4 Messogiou & Evropis Street, 151 24 Maroussi, Greece.

The Reporting Person is filing this Statement to report its acquisition of beneficial ownership, on May 30, 2018 (the “Effective Date”), of (a) 180,000 Common Shares of the Issuer and (b) 15,506.50 Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of the Issuer that are initially convertible into 490,107 Common Shares as a result of a spin-off distribution (the “Spin-Off Distribution”) completed on the Effective Date by Euroseas Ltd. (“Euroseas”).

Item 2.	Identity and Background.

(a) This Statement is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP” or the “Reporting Person”).

(b) The address of the Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.

(c) The principal business of the Reporting Person is investment advising.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired beneficial ownership of the Common Shares and the Series B Preferred Shares reported in this Statement on May 30, 2018 pursuant to the Spin-Off Distribution.

On May 30, 2018, in connection with the Spin-Off Distribution, Euroseas, the then sole shareholder of the Issuer, distributed 100% of the Issuer’s then-outstanding Common Shares as a special dividend (the “Common Distribution”) to each holder of record of Euroseas common shares, $0.03 par value (the “Euroseas Shares”), as of May 23, 2018 (the “Record Date”). As a result of the Common Distribution, the Reporting Person (or its affiliates) received one Common Share for every five Euroseas Shares held by the Reporting Person (or its affiliates) as of the Record Date. No payment or other form of consideration was necessary for holders of Euroseas Shares on the Record Date to receive the Common Distribution.

In addition, in connection with the Spin-Off Distribution, Euroseas distributed 100% of the Issuer’s then-outstanding Series B Preferred Shares (the “Series B Distribution”) to each holder of record of Euroseas Series B Convertible Perpetual Preferred Shares. To effect the Series B Distribution, the Reporting Person (or its affiliates) entered into a Purchase Agreement with Euroseas, dated as of May 30, 2018 (the “Purchase Agreement”), pursuant to which the Reporting Person (or its affiliates) acquired

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beneficial ownership of 15,506.50 Series B Preferred Shares of the Issuer at the closing of the transaction on May 30, 2018. The Series B Preferred Shares are initially convertible into 490,107 Common Shares. The Series B Preferred Shares were acquired in exchange for 15,506.50 Euroseas Series B Convertible Perpetual Preferred Shares previously held by the Reporting Person (or its affiliates).

Prior to the Spin-Off Distribution, Euroseas owned all of the issued and outstanding shares of the Issuer. Euroseas effected the Spin-Off Distribution in order to effect the legal and structural separation of the Issuer from Euroseas. The Common Shares reported on the cover of this Statement reflect the number of shares acquired by the Reporting Person in connection with the Spin-Off Distribution.

Item 4.	Purpose of Transaction.

The Reporting Person (or its affiliates) acquired the Common Shares and the Series B Preferred Shares in its capacity as a shareholder of Euroseas pursuant to the Spin-Off Distribution and intends to hold such shares for investment purposes. The Reporting Person intends to monitor and evaluate its investment in the Common Shares and the Series B Preferred Shares on a continuing basis. The Reporting Person may be deemed to beneficially own 670,107 Common Shares, representing approximately 24.4% of the Common Shares outstanding based on (a) 2,254,825 Common Shares outstanding as of April 30, 2018 as reported by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 8, 2018, and (b) 490,107 Common Shares issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

Pursuant to the Purchase Agreement, (a) the Reporting Person (or its affiliates) entered into a Registration Rights Agreement with the Issuer, dated as of May 30, 2018 (the “Registration Rights Agreement”), and (b) the Issuer filed a Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (the “Statement of Designation”) with the Registrar of Corporations of the Republic of the Marshall Islands. The following is a summary of certain of the material terms of the Registration Rights Agreement and the Statement of Designation. The following descriptions do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement and the Statement of Designation, which have been filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

Statement of Designation

Ranking

The Series B Preferred Shares rank senior to the Common Shares and the Issuer’s Series A Participating Preferred Shares with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Issuer. The Series B Preferred Shares have an initial liquidation preference of $1,000 per share, which shall be increased by the amount of any accrued and unpaid dividends (the “Liquidation Preference”).

Dividend Rights

Dividends on the Series B Preferred Shares are payable quarterly, are cumulative and accrue at a rate equal to the Dividend Rate (as defined below) multiplied by the Liquidation Preference. Prior to January 29, 2019, the Issuer may elect to pay dividends on the Series B Preferred Shares in either cash or in additional Series B Preferred Shares, at the Issuer’s option. After January 29, 2019, dividends on the Series B Preferred Shares will be payable solely in cash.

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The “Dividend Rate” means (a) until January 28, 2019, either 0% or 5%, depending on the then-applicable volume-weighted average trading price of the Common Shares, (b) from January 29, 2019 to January 28, 2021, 12%, and (c) beginning January 29, 2021, 14%.

If the Issuer pays any dividends on the Common Shares, it must simultaneously pay a special cash dividend on each outstanding Series B Preferred Share (in addition to payment in cash of all accrued and unpaid dividends on the Series B Preferred Shares). The amount of the special dividend payable on the Series B Preferred Shares varies depending on the amount and timing of the dividend on the Common Shares and the then-applicable volume-weighted average trading price of the Common Shares.

In the event of a default in the payment of dividends on the Series B Preferred Shares, (a) the dividend rate shall be increased by 3% during the first six months during which such default exists, and by an additional 3% thereafter (and if the Issuer cures any such dividend payment default, the dividend rate shall thereafter remain at the level it was immediately prior to such cure), (b) the Conversion Rate (as defined below) of the Series B Preferred Shares shall be adjusted as described below and (c) at any time after such default, the holders of the Series B Preferred Shares may elect to convert such Series B Preferred Shares into one or more convertible promissory notes in the form attached to the Statement of Designation as Exhibit A, or in such other form as such holders and the Issuer may agree.

Voting Rights

The Series B Preferred Shares are entitled to vote with the holders of Common Shares as a single class, with each Series B Preferred Share having a number of votes equal to 50% of the number of Common Shares into which such Series B Preferred Share could be converted on the record date for the relevant vote. In addition, the holders of Series B Preferred Shares shall have the right, voting as a separate class, to elect one member of the Issuer’s board of directors.

In addition, without the consent of the Reporting Person, the Issuer may not, among other things, (a) authorize, create or issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares, or issue additional Series B Preferred Shares (provided that after January 29, 2019, the Issuer may issue any class or series of capital stock that ranks senior to or in parity with the Series B Preferred Shares or issue additional Series B Preferred Shares if the net proceeds from such issuance are used to redeem all outstanding Series B Preferred Shares), (b) engage in certain related party transactions or (c) effect any transaction involving the financing or acquisition of vessels, or any merger or other corporate transaction, if such transaction would result in an increase in the Issuer’s outstanding debt unless a specified debt-to-assets ratio is maintained.

The right of the holders of Series B Preferred Shares to elect a member of the Issuer’s board of directors and the consent rights set forth above shall terminate if the Reporting Person or its affiliates cease to own at least 65% of the Common Shares (on an as-converted basis) that the Series B Preferred Shares would have been converted into as of the original issuance date (subject to adjustments to the Conversion Rate). The consent rights set forth above shall also terminate if more than 50% of the Series B Preferred Shares that were originally issued are converted into Common Shares.

Conversion Rights

Optional Conversion. Each Series B Preferred Share is convertible at any time, at the election of the holder, into the number of Common Shares equal to the Conversion Rate.

CUSIP No. Y23508 107	Page 6 of 9

Mandatory Conversion. Each Series B Preferred Share will automatically be converted into the number of Common Shares equal to the Conversion Rate if all of the following occur: (a) the Issuer completes an underwritten public offering of Common Shares at a public offering price of at least $72.50 per Common Share resulting in gross proceeds of at least $23.2 million (subject to adjustment in the event that the Reporting Person declines to participate in such offering by including Common Shares it beneficially owns in such offering); (b) the volume-weighted average trading price of the Common Shares is at least $72.50 for 37 consecutive trading days prior to the announcement of such public offering; and (c) either there is an effective registration statement covering the resale of the Common Shares issuable upon such mandatory conversion or such Common Shares may be resold without restriction pursuant to Rule 144 under the Securities Act of 1933, as amended.

The “Conversion Rate” means (a) the Liquidation Preference divided by (b) the Conversion Price (as defined below) then in effect, subject to certain anti-dilution adjustments.

The “Conversion Price” is initially $31.64 and is subject to adjustment, including in the event of (a) a stock split or subdivision of the Common Shares, (b) payment by the Issuer of a dividend in Common Shares to the holders of Common Shares or (c) a private offering of Common Shares by the Issuer at less than the then-applicable volume-weighted average trading price of the Common Shares. Further, in the event of a default in the payment of dividends on the Series B Preferred Shares, the Conversion Price shall equal (i) $27.99 during the first six months during which such default exists (subject to adjustment as described above), and (ii) $24.24 if such default continues for more than six months (subject to adjustment as described above). If the Issuer cures any such dividend payment default, the Conversion Price shall thereafter remain at the level it was immediately prior to such cure (subject to adjustment as described above).

Redemption Rights

After January 29, 2019, the Issuer has the right to redeem the Series B Preferred Shares, in whole or in part, for the Liquidation Preference. In addition, upon a change of control of the Issuer, each holder of Series B Preferred Shares may elect to cause the Issuer to redeem such Series B Preferred Shares at the greater of (a) the Liquidation Preference and (b) all accrued and unpaid dividends with respect to such Series B Preferred Shares plus the value of the Common Shares into which such Series B Preferred Shares could be converted on the date of such election (determined using the then-applicable volume-weighted average trading price of the Common Shares).

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Issuer, the holder of each Series B Preferred Share shall be entitled to receive, out of the assets of the Issuer before any distribution to holders of the Common Shares and each other class or series of capital stock of the Issuer that does not expressly rank senior to the Series B Preferred Shares as to liquidation rights, the greater of (a) the Liquidation Preference and (b) the amount that such holder would have been entitled to receive in respect of the Common Shares into which such Series B Preferred Share could have been converted immediately prior to such liquidation, dissolution or winding up of the Issuer.

Registration Rights Agreement

The Registration Rights Agreement obligates the Issuer to register specified securities for resale by the Reporting Person (or its affiliates and permitted transferees) in the public market. The registrable securities under the Registration Rights Agreement include the Common Shares issuable upon conversion of the Series B Preferred Shares. The holders of registrable securities are entitled to shelf

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registration rights, demand registrations and piggy-back registration rights. The exercise of these registration rights is subject to notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering. Subject to certain exceptions, the Issuer is also obligated to, at the election of the Reporting Person (or its affiliates and permitted transferees), facilitate an underwritten offering of the registrable securities (including paying customary expenses associated with an underwritten offering).

Except as provided above, the Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, however, at any time and from time to time in its discretion, review or reconsider its position with respect to the Series B Preferred Shares, the Common Shares and any such matters. The Reporting Person retains the right to (a) change its investment intent, (b) acquire or dispose of beneficial ownership of equity or debt securities of the Issuer (including, but not limited to, the Series B Preferred Shares and Common Shares) in the open market or otherwise, (c) review the performance of the Issuer with the Issuer’s management and/or its board of directors, (d) communicate with other equity or debt holders of the Issuer, (e) exercise its rights, if any, as a holder of the Series B Preferred Shares and Common Shares in connection with a bankruptcy, restructuring or other case or proceeding of the Issuer, and/or (f) take any other action with respect to the Issuer, its shareholders, or any of the Issuer’s equity or debt securities, including, but not limited to, the Series B Preferred Shares and Common Shares, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Common Shares (including the Common Shares issuable upon conversion of the Series B Preferred Shares) identified pursuant to Item 1 constitute approximately 24.4% of the Common Shares outstanding based on (i) 2,254,825 Common Shares outstanding as of April 30, 2018 as reported by the Issuer in its Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 8, 2018, and (b) 490,107 Common Shares issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the Common Shares.

(c) Other than as described above, there have been no purchases or sales of the Common Shares during the past 60 days by the Reporting Person (or its affiliates).

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 above is incorporated by reference in its entirety in this Item 6. Except for the Registration Rights Agreement and the Statement of Designation, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Registration Rights Agreement, dated as of May 30, 2018, by and among the Issuer and the Reporting Person (or its affiliates) and certain other parties thereto (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 filed with the Securities and Exchange Commission by the Issuer on May 8, 2018).

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Exhibit 2	Statement of Designation of the Rights, Preferences and Privileges of Series B Convertible Perpetual Preferred Shares of EuroDry Ltd. (incorporated by reference to Exhibit 1 to the Current Report on Form 6-K filed with the Securities and Exchange Commission by the Issuer on May 31, 2018).

CUSIP No. Y23508 107	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2018	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel &
Chief Compliance Officer